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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549



                                  SCHEDULE 13G
                                (Rule 13d-1(b))

                   Under the Securities Exchange Act of 1934



                           BT Financial Corporation
                -----------------------------------------------
                               (Name of Issuer)


                                 Common Stock
                -----------------------------------------------
                        (Title of Class of Securities)


                                   055763106
                ----------------------------------------------
                                 (CUSIP Number)



     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No. 055763106              13G                        Page 1 of 4 Pages


1  NAME OF REPORTING PERSON
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        Laurel Trust Company

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [_]

                                                                (b) [_]

3  SEC USE ONLY


4  CITIZENSHIP OR PLACE OF ORGANIZATION

                  U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH


        5  SOLE VOTING POWER              541,882,741


        6  SHARED VOTING POWER              29,279.59


        7  SOLE DISPOSITIVE POWER        571,162.3318


        8  SHARED DISPOSITIVE POWER               -0-


9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        571,162.3318

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                    [   ]

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        9.14%

12 TYPE OF REPORTING PERSON*

       BK

                     *SEE INSTRUCTION BEFORE FILLING OUT!

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Item 1(a)      Name of Issuer:

               BT Financial Corporation (the "Issuer")

Item 1(b)      Address of Issuer's Principal Executive Offices:

               551 Main Street
               Johnstown, Pennsylvania  15901

Item 2(a)      Name of Person Filing:

               Laurel Trust Company

Item 2(b)      Address of Principal Business Office:

               551 Main Street
               Johnstown, Pennsylvania  15901

Item 2(c)      Citizenship:

               United States of America

Item 2(d)      Title of Class of Securities:

               Common Stock, par value $5.00 per share ("Common Stock")

Item 2(e)      CUSIP Number:

               055763106

Item 3 If this statement is filed pursuant to (S)(S)240.13d-1(b) or 230.13d-2(b) or (c), check whether the person filing is a:

               (b)   Bank as defined in section 3(a)(6) of the Act
               (15 U.S.C. 78c).

Item 4              Ownership.

                (a) Amount Beneficially Owned:


               As of December 31, 1997, the undersigned beneficially owned 571,162.3318 shares of Common Stock (9.14% of outstanding) all which are held in a fiduciary capacity.
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               (b)    Percent of Class:  9.14%

               (c) Number of shares of Common Stock as to which such person has:


                    (i)      sole power to vote or to       541,882.741
                             direct the vote

                     (ii)    shared power to vote or          29,279.59
                             to direct the vote

                    (iii)    sole power to dispose or to   571,162.3318
                             direct the disposition of

                     (iv)    shared power to dispose or             -0-
                             to direct the disposition of

Item 5    Ownership of Five Percent or Less of a Class.

               Not Applicable

Item 6    Ownership of More than Five Percent on Behalf of Another
          Person.

               Not Applicable

Item 7    Identification and Classification of the Subsidiary Which
          Acquired the Security Being Reported on By the Parent Holding Company.

               Not Applicable

Item 8    Identification and Classification of Members of the Group.

               Not Applicable

Item 9    Notice of Dissolution of Group.

               Not Applicable
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Item 10        Certification.

               (a) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purposes or effect.


          After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



Date: March 27, 1998                LAUREL TRUST COMPANY

                                     /s/ Kim Craig
                                    ------------------------------------------
                                    Kim Craig, President Laurel Trust Company